Exhibit 99.1

Press Release Brussels / 11 October 2017 / 10:15 p.m. CET

Anheuser-Busch InBev to Redeem

Five Series of Senior Notes due 2018

Brussels, 11 October 2017 -- Anheuser-Busch InBev SA/NV (“AB InBev”) (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) today announced that its wholly-owned subsidiaries Anheuser-Busch InBev Finance Inc. (“ABIFI”), Anheuser-Busch InBev Worldwide Inc. (“ABIWW”), Anheuser-Busch Companies LLC (“ABC”) and ABI SAB Group Holding Limited (formerly SABMiller Limited and prior to that SABMiller plc) (“Holding”, and together with ABIFI, ABIWW and ABC, the “Issuers”), are exercising their respective options to redeem in full the entire outstanding principal amount of the following series of notes on 10 November 2017 (the “Redemption Date”):

Aggregate Principal Amount	Title of Series of Notes (collectively, the “Notes”)	Issuer	CUSIP Nos.
USD 1,000,000,000	1.250% Notes due 2018 (the “ABIFI Notes”)	Anheuser-Busch InBev Finance Inc.	035242 AC0

USD 626,658,000	6.500% Notes due 2018 (the “ABIWW Notes”)	Anheuser-Busch InBev Worldwide Inc.	035240 AA8

USD 200,000,000	4.500% Notes due 2018 (the “4.500% ABC Notes”)	Anheuser-Busch Companies, LLC	035229 CS0

USD 500,000,000	5.500% Notes due 2018 (the “5.500% ABC Notes” and together with the 4.500% ABC Notes, the “ABC Notes”)	Anheuser-Busch Companies, LLC	035229 DD2

USD 73,342,000	6.500% Notes due 2018 (the “Holding Notes”)	ABI SAB Group Holding Limited	G77395 AF1 78572M AF2

The ABIFI notes will be redeemed in full on the Redemption Date at a make-whole redemption price in an amount equal to the greater of (i) 100% of the aggregate principal amount of the ABIFI Notes and (ii) as determined by the Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest on the ABIFI Notes to be redeemed (not including any portion of such payments of interest accrued to the Redemption Date) discounted to the Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus ten basis points, plus accrued and unpaid interest on the principal amount being redeemed to, but not including, the Redemption Date. Such redemption is pursuant to the terms of the Indenture, dated as of 17 January 2013, by and among ABIFI, AB InBev, the subsidiary guarantors

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Press Release Brussels / 11 October 2017 / 10:15 p.m. CET

named therein and The Bank of New York Mellon Trust Company, N.A., as trustee (the “ABIFI Indenture”), and capitalized terms used in this paragraph have the meanings assigned to such terms therein.

The ABIWW Notes will be redeemed in full on the Redemption Date at a make-whole redemption price in an amount calculated by the Independent Investment Banker, and equal to the greater of (i) 100% of the principal amount of the ABIWW Notes to be redeemed; and (ii) the sum of the present values of the applicable Remaining Scheduled Payments discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months or in the case of an incomplete month, the number of days elapsed) at the Treasury Rate plus forty basis points with respect to the ABIWW Notes, together with, in each case, accrued and unpaid interest on the principal amount of the ABIWW Notes to be redeemed to the Redemption Date. Such redemption is pursuant to the terms of the Indenture, dated as of 16 December 2016, by and among ABIWW, AB InBev, the subsidiary guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee (the “ABIWW Indenture”), and capitalized terms used in this paragraph have the meanings assigned to such terms therein.

The ABC Notes will be redeemed in full on the Redemption Date at a make-whole redemption price in an amount equal to the greater of (i) 100% of the aggregate principal amount of the applicable ABC Notes and (ii) as determined by a Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest on the applicable ABC Notes (not including any portion of such payments of interest accrued to the Redemption Date) discounted to the Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus twenty-five basis points, plus, in each case described above, accrued interest on the principal amount of the applicable ABC Notes to the Redemption Date. Such redemption is pursuant to, in respect of the 4.500% ABC Notes, the terms of the Indenture, dated as of 1 July 2001, by and among ABC, the subsidiary guarantors named therein and The Bank of New York Mellon Trust Company, N.A. as successor trustee to The Chase Manhattan Bank (the “2001 ABC Indenture”), and, in respect of the 5.500% ABC Notes, the Indenture, dated as of 1 October 2007, by and among ABC, the subsidiary guarantors named therein and The Bank of New York Mellon Trust Company, N.A. (formerly Bank of New York Mellon Trust Company, N.A.), as trustee (the “2007 ABC Indenture”). Capitalized terms used in this paragraph have the meanings assigned to such terms in the 2001 ABC Indenture and the 2007 ABC Indenture, as applicable.

The Holding Notes will be redeemed in full on the Redemption Date at a make-whole redemption price in an amount equal to the greater of (i) 100% of the principal amount of the Holding Notes and (ii) as determined by the Independent Investment Bank, the sum of the present values of the applicable Remaining Scheduled Payments discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months or, in the case of an incomplete month, the number of days elapsed) at the Treasury Rate plus forty basis points with respect to the Holding Notes, together with accrued and unpaid interest on the principal amount of the Holding Notes to be redeemed to the Redemption Date. Such redemption is pursuant to the terms of the Fiscal and Paying Agency Agreement, dated as of 17 July 2008, as amended, by and among Holding and The Bank of New York Mellon, as fiscal agent and London paying agent, and as principal paying agent, registrar and transfer agent (the “Fiscal and Paying Agency Agreement”), and capitalized terms used in this paragraph have the meanings assigned to such terms therein.

On the Redemption Date, (i) the Notes will no longer be deemed outstanding, (ii) the Redemption Price will become due and payable on the Notes and, (iii) unless the Company defaults in making payment of the Redemption Price, interest on the Notes called for redemption shall cease to accrue on and after the Redemption Date.

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The trustee, the fiscal and paying agent are transmitting to registered holders of the Notes the Issuers’ notices of redemption containing information required by the terms and conditions of the Notes and the ABIFI Indenture, the ABIWW Indenture, the 2001 ABC Indenture, the 2007 ABC Indenture and the Fiscal and Paying Agency Agreement, as applicable.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

English, Dutch and French versions of this press release will be available on www.ab-inbev.com.

ANHEUSER-BUSCH INBEV CONTACTS

Media	Investors
Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Henry Rudd Tel: +1-212-503-2890 E-mail: henry.rudd@ab-inbev.com

Peter Dercon Tel: +32 (0) 16 276 823 E-mail: peter.dercon@ab-inbev.com	Mariusz Jamka Tel: +32-16-27-68-88 E-mail: mariusz.jamka@ab-inbev.com

Aimee Baxter Tel: +1.646.628.0393 E-mail: aimee.baxter@ab-inbev.com	Lauren Abbott Tel: +1-212-573-9287 E-mail: lauren.abbott@ab-inbev.com Fixed Income Investors

Gabriel Ventura Tel: +1-212-478-7031 E-mail: gabriel.ventura@ab-inbev.com

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Legal disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include, among other things, statements relating to AB InBev’s business combination with ABI SAB Group Holding Limited and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the ability to realize synergies from the business combination with ABI SAB Group Holding Limited, the risks and uncertainties relating to AB InBev described under Item 3.D of AB InBev’s Annual Report on Form 20-F (“Form 20-F”) filed with the SEC on 22 March 2017. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F, other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Chernigivske®, Cristal®, Harbin®, Jupiler®, Klinskoye®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, Sibirskaya Korona® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 200,000 employees based in more than 50 countries worldwide. For 2016, AB InBev’s reported revenue was 45.5 billion USD (excluding JVs and associates).

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